May 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	OKYO Pharma Ltd.
Draft Registration Statement on Form S-1
Submitted March 22, 2021
CIK No. 0001849296

Ladies and Gentlemen:

This letter sets forth the responses of OKYO Pharma Ltd., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Draft Registration Statement on Form S-1 (CIK No. 0001849296) submitted to the Commission on April 16, 2021 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which is being filed herewith.

Draft Registration Statement submitted on March 16, 2021

Cover Page

1.	Please indicate that the price of the American depository shares in the offering will be determined by reference to the trading price of the ordinary shares on the London Stock Exchange.

RESPONSE: We have revised the cover page of the Amended Draft Registration Statement to indicate that the price of the American Depositary Shares in the offering will be determined in part by reference to the trading price of the ordinary shares on the London Stock Exchange.

Prospectus Summary, page 2

2.	Please revise the summary to indicate clearly the early-stage developments of your programs and describe any preclinical studies that include an objective description of the endpoints of your studies and trials and whether they were met. To the extent such studies have not been conducted, please indicate.

RESPONSE: We have revised the Amended Draft Registration Statement on page 2 to indicate the early stage developments of our programs and describe any preclinical studies.

3.	Please clearly disclose in the summary that you have not submitted an application with the U.S. Food and Drug Administration for any of your products. Also discuss the steps that the company needs to undertake prior to submitting such applications.

RESPONSE: We have revised the Amended Draft Registration Statement on page 2 to disclose we have not submitted an application with the U.S. FDA for any of our products. In addition, we have disclosed the steps the Company needs to undertake prior to submitting such applications on page 2, 3 and 4 of the Amended Draft Registration Statement.

Implications of Being an Emerging Growth Company, page 7

4.	You state here and on page 60 that you intend to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election is only available to foreign private issuers that prepare their financial statements in accordance with U.S. GAAP or reconcile their home country GAAP financial statements to U.S. GAAP. Refer to the cover page of Form F-1 and Question 34 of our “Jumpstart Our Business Startups Act Frequently Asked Questions - Generally Applicable Questions on Title I of the JOBS Act” dated December 21, 2015. Please revise.

RESPONSE: We have removed the election to use the extended transition period in the Amended Draft Registration Statement.

The Offering, page 8

5.	We note your disclosure in regards to the shares excluded from the amount outstanding after the offering. For each of the options, warrants and convertible notes listed in this section, please disclose when shares can be issued pursuant to such securities.

RESPONSE: We have added disclosure indicating when shares can be issued pursuant to the conversion or exercise of our options, warrants and convertible notes listed in the footnotes to the table on page 8 of the Amended Draft Registration Statement.

Risk Factors, page 10

6.	Please revise the risk factor narratives to state succinctly the risks and only those risks disclosed in the subheadings. For example, we note that the risk factor on privacy laws on page 25 is three pages long. Please provide a more detailed discussion of the topic elsewhere in the prospectus, as appropriate, such as the business section.

RESPONSE: On pages 25-27 of the Amended Draft Registration Statement, we have condensed the risk factor with respect to privacy laws.

“Holders of our ADSs may experience substantial dilution ...”, page 32

7.	Please disclose when the options and warrants are exercisable and the notes are convertible.

RESPONSE: On page 31 of the Amended Draft Registration Statement we have added disclosure indicating when shares can be issued pursuant to the conversion or exercise of our options, warrants and convertible notes.

Capitalization, page 45

8.	Please include the 18,329,094 ordinary shares you are obligated to issue to Planwise Group Ltd. as a commission upon the conversion of your convertible loan notes prior to the effective date of this registration statement as noted on page 84 and F-30 as a pro forma adjustment.

RESPONSE: We have issued the 18,329,094 shares to Planwise Group Ltd. and such shares are included in the pro forma calculations on page 44 of the Amended Draft Registration Statement.

Dilution, page 46

9.	We note your disclosure that the table is based on shares outstanding as of September 30, 2020 and excludes shares issued upon the exercise of options and warrants or conversion of convertible notes. Please revise to include such shares or advise us why such shares are not required to be included. See Item 4 of Form F-1 and Item 9.E. of Form 20-F.

RESPONSE: On page 45 of the Amended Draft Registration Statement, we have included, as a pro forma adjustment, the shares that were issued in May 2021 as a result of the exercise of options and warrants and conversion of the convertible notes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 50

10.	Please file the collaborative agreement signed on August 6, 2019 with Tufts Medical Center Inc. on a research program focused on ocular neuropathic pain or tell us why you believe such filing is not required. In addition, provided disclosure regarding significant terms and conditions, such as potential payments to be provided, termination provisions, etc. under this agreement.

Please also revise, as necessary, to ensure that the significant terms and conditions under each of your license agreements are provided. In this regard, we noted that the development and sales milestone payments were not quantified and the royalty term or termination provisions were not provided related to the license agreement with Tufts Medical Center, Inc. entered into on May 1, 2018.

RESPONSE: We have filed the collaborative agreement dated August 6, 2019 with Tufts Medical Center, Inc. as Exhibit 10.11 to the Amended Draft Registration Statement. In addition, we have added disclosure with respect to the significant terms and conditions of our license agreements on pages 65- 66 of the Amended Draft Registration Statement.

Borrowings, page 56

11.	Please disclose the principal terms of the notes. For example, for each note, discuss whether the note is convertible and when this may occur, including if such note will be converted into ordinary shares prior to the offering.

RESPONSE: On page 55 of the Amended Draft Registration Statement, we have updated the disclosure as the majority of the notes were converted on May 7, 2021. The principal terms regarding the remaining notes have been added as well as the likelihood of conversion prior to the offering.

Valuation of Share-Based Compensation and Tranche Obligations Share-Based Compensation, page 58

12.	You noted that the estimates of fair value of your ordinary shares are highly complex and subjective and that there are significant judgments and estimates inherent in the determination of the fair value of your ordinary shares. You further note that the calculation of the fair value of equity-settled share based awards and the resulting charge requires assumptions to be made regarding future events and market conditions which are then applied to a recognized valuation model in order to calculate the fair value of the awards. As your ordinary shares have been traded on a stock exchange since July 2018, please tell us why you do not use the market price to determine the fair value of your ordinary shares and the fair value of share based awards on the date of grant. In addition, please tell us why you continue to use the historical volatility of a group of peer companies and not your own historical volatility.

RESPONSE: The share-based awards issued are option awards which require the use of an appropriate valuation model to determine the fair value, as per IFRS 2. The market price is not deemed to be an appropriate valuation basis as this does not take into account factors such as volatility, forfeiture and vesting conditions. We continue to use the historical volatility of a group of peer companies and not our own historical volatility as we have not been listed for a sufficient period of time to allow for a volatility calculation over the option vesting period, which is generally 4 years.

13.	You state that you use the fair value of your ordinary shares to determine the fair value of restricted share awards. Please identify which shares you have issued are considered restricted, and quantify the number and fair value of these restricted shares for each of the periods presented. Provide separate disclosure regarding these restricted shares from the rest of your issued shares.

RESPONSE: We have revised the disclosure on pages 57-58 of the Amended Draft Registration Statement to state that the reference is to equity option awards. We have not issued any restricted share awards.

Business Overview, page 61

14.	In discussing the licenses obtained from On Target Therapeutics LLC, please discuss in greater detail how the company will use the intellectual property.

RESPONSE: On page 60 of the Amended Draft Registration Statement we have added additional disclosure regarding the use of the On Target Therapeutics LLC licensed IP.

15.	We note that the company has obtained a sub-license from On Target Therapeutics LLC to certain patents licensed from Tufts Medical Center Inc. Please discuss the principal terms of the license agreement between Tufts Medical Center Inc. and On Target Therapeutics LLC to the extent such terms impact your sub-license agreement. Please also file this license agreement as an exhibit or advise. See Item 601(b)(10) of Regulation S-K.

RESPONSE: We have added disclosure regarding the principal terms of the license agreement between On Target Therapeutics LLC and Tufts Medical Center Inc. (the “License Agreement”) as they impact our sub-license on page 65 of the Amended Draft Registration Statement. With respect to the Staff’s request to file the License Agreement, there is a confidentiality clause in the License Agreement and we do not believe we can publicly file the License Agreement since we are not a party to the agreement. In addition, we are only sublicensing a portion of the intellectual property that is the subject of the License Agreement. If you would like us to confidentially provide you with the License Agreement, we are happy to do that.

Additional Applicable Disease Indications for OK-101, page 64

16.	The disclosure provides that on January 19, 2021, you announced that you submitted a patent application to the United States Patent and Trademark Office covering the use of chemerin and chemerin analogues to treat the cytokine release syndrome associated with COVID-19 infections. Please discuss any pre-clinical trials that have been conducted, if any.

RESPONSE: On pages 63-64 of the Amended Draft Registration Statement, we have indicated that no exploratory pre-clinical studies have yet been completed with respect to the use of chemerin and chemerin analogues to treat the cytokine release syndrome associated with COVID-19 infections.

OK-201, page 65

17.	Please revise the pipeline table to reflect where you currently are in the process. Please shorten the arrow for each product candidate, as appropriate, to illustrate how far along you are in the process.

RESPONSE: On page 60 of the Amended Draft Registration Statement, we have revised the pipeline table accordingly. In addition, we have added additional information to the pipeline table to illustrate how far along we are in the process for both product candidates.

Intellectual Property, page 66

18.	Please revise your intellectual property disclosure to describe clearly on an individual basis the type of patent protection granted for each product, the expiration of each patent held, and the jurisdiction of each patent.

RESPONSE: On page 65 of the Amended Draft Registration Statement, we have added disclosure to describe the type of patent protection granted for each product candidate, the expiration date of each patent held and the jurisdiction of each patent.

License Agreement for OK-101, page 66

19.	Please disclose the principal terms of the Chemerin License Agreement including all fees and a description of when the milestones will be met to make payments for the development and sales milestones.

RESPONSE: On page 65 of the Amended Draft Registration Statement, we have disclosed the principal terms of the Chemerin License Agreement.

Panetta Partners Limited, page 84

20.	Please disclose the amount and nature of the loan currently outstanding, the largest amount outstanding on the loan during the period covered, and the interest rate. See Item 4 of Form F-1 and Item 7.B.2. of Form 20-F.

RESPONSE: We respectfully inform the Staff that the loan was converted into ordinary shares on May 7, 2021 and the disclosure on page 83 of the Amended Draft Registration Statement has been updated.

Related Party Transactions, page 84

21.	For each of the transactions, please disclose the name of the related person, the basis on which the person is a related person, the related person’s interest in the transaction, and the approximate dollar value of the amount involved in the transaction. See Item 4 of Form F-1 and Item 7.B. of Form 20-F.

RESPONSE: On page 83 of the Amended Draft Registration Statement for each related party transaction disclosed we have included the name of the related party, the basis on which they are a related party, their interest in the transaction and the approximate dollar amount involved in the transaction.

Principal Shareholders, page 85

22.	Please clarify whether the ordinary shares held by Planwise are the 12,004,647 shares underlying the convertible loan note.

RESPONSE: We respectfully inform the Staff that the convertible loan notes have been converted into ordinary shares and the disclosure on page 83 of the Amended Draft Registration Statement has been updated.

Description of Share Capital and Memorandum and Articles of Incorporation, page 86

23.	Please disclose when the options and warrants can be exercised.

RESPONSE: On page 85 of the Amended Draft Registration Statement, we have disclosed when the options and warrants can be exercised.

Part II

Item 7. Recent Sale of Unregistered Securities, page II-1

24.	For each of the transactions, please include the name of the purchaser to whom securities were sold and the nature of the transaction for securities sold otherwise than for cash. See Item 701 of Regulation S-K.

RESPONSE: In Part II Item 7 of the Amended Draft Registration Statement, we have added the names of the purchaser to whom securities were sold.

General

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We have not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on our behalf. Should any such written communications be presented, we will supplementally provide them to the Staff.

26.	On the cover of the registrations statement, in the calculation of the registration fee table, there is a reference to footnote (5) for the ordinary shares; however, a narrative is not provided for such footnote. Please revise.

RESPONSE: We have removed the reference to footnote (5) on the cover page of the Amended Draft Registration Statement.

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Jeffrey Fessler
Sheppard, Mullin, Richter & Hampton LLP

cc: Gary Jacob, CEO

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